August 12, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Benjamin Richie
Ms. Lauren Nguyen

Re:	Semler Scientific, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-280013

Acceleration Request
	Requested Date:	August 13, 2024
	Requested Time:	4:05 p.m., Eastern Time

Dear Mr. Richie and Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Semler Scientific, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 13, 2024, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

SEMLER SCIENTIFIC, INC.

/s/ Douglas Murphy-Chutorian, M.D.
Douglas Murphy-Chutorian, M.D.
Chief Executive Officer

cc:	Renae Cormier, Semler Scientific, Inc. Marianne Sarrazin, Esq., Goodwin Procter LLP